February 20, 2025

David A. Breach
Co-Chief Executive Officer
VistaOne, L.P.
Four Embarcadero Center, 20th Floor
San Francisco, CA 94111

       Re: VistaOne, L.P.
           Amendment No. 1 to Registration Statement on Form 10-12G Filed February 6, 2025
           File No. 000-56714
Dear David A. Breach:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12G
Item 1. Business, page 1

1. We note your response to prior comment note 9. Please revise your disclosure to provide additional information regarding your plan of operations for the next 12 months, including:
           whether you have identified any potential targets for investment; any anticipated milestone events; and whether you anticipate needing to raise additional funds in addition to the Private
          Offering such as through loans, credit facilities, etc.
Investment Objective and Strategy, page 2

2. We note your response to prior comment 8. Please revise your disclosure to provide additional information regarding the "Vista Best Practices" such as:
           how you initially identify target companies;
 February 20, 2025
Page 2

             how you determine a company might be suitable; and the factors that indicate whether your processes and methodologies can make a
           business profitable.
The General Partner and the Manager, page 4

3. We note your response to prior comment 12. Please revise your disclosure to provide a more detailed discussion regarding the manager, including:
           key personnel responsible for making investment decisions;
           its prior role in managing funds;
           any sector specific expertise; and
           prior history of using leverage in its managed investments, including the maximum and typical levels of leverage employed.
4. Since you have not yet made any investments, investors must look to your management's prior investment performance managing other funds in order to
       evaluate the possible success of an investment in you. Revise to provide tabular and narrative discussion of Vista's prior investment activities, with a focus on prior implementation of the same or similar investment strategy. The disclosure should include performance against appropriate benchmarks, if applicable. As part of your revised disclosure that discusses the prior performance of Vista's earlier investment funds, please discuss how these funds implemented the "Vista Critical Factors for
       Success," which you also refer to as CFS. We note your disclosure on page 10 that the
       CFS are key to Vista's prior successful investments in your target strategies.
Repurchase Program, page 16

5. Please confirm that, in the event of a modification or suspension of the Repurchase
       Program, you will disclose those actions in a current report.
The General Partner may depart from its core investment strategy, page 37

6. Please revise this risk factor, as well as your disclosure of the General Partner's responsibilities and powers under the Amended and Restated Limited Partnership
       Agreement, to discuss how you will disclose any material changes to your fund objectives, strategies or significant processes.
The General Parter and/or its affiliates may withhold certain information, page
41

7. Revise this risk factor to clarify, if true, that the ability to withhold information under the Amended and Restated Limited Partnership Agreement does not act as a waiver to provide information that is required in your 1934 Act reports.
 February 20, 2025
Page 3
Compensation to the General Partner and affiliates depends, page 120

8. Revise the heading of this risk factor to clarify that this represents a potential conflict of interest between the General Partner's responsibilities to the unit holders and its financial incentives. Move this risk factor so that it features prominently in the section related to the business and fund structure. Finally, please clarify that the Valuation
       Policy provides the General Partner with discretion to accept the independent valuation expert's quarterly reasonableness assessment.
Valuation Policy, page 154

9. Revise this section, as well as your discussion, to clarify whether you will announce any suspension of NAV by filing a current report.
Item 11. Description of Registrant's Securities to be Registered, page 157

10. We note your response to prior comment 23. Please revise your disclosure to clarify the differences between the different class of units within each category.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Spitz at 202-551-3484 or Cara Lubit at 202-551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact
Robert Arzonetti at 202-551-8819 or Christian Windsor at 202-551-3419 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Finance
cc:   Mark Brod